Jillian Ivey Sidoti, Esq.

34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

August 5, 2009

Susann Reilly
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re: **EquityPoint, LLC Fund I Series**
        Form 1-A, filed August 11, 2008
        File No. 24-10220

Dear Ms. Reilly,

Please find attached a copy of our response to the following comments for Equity Point,
LLC Fund I Series.

Table III. Operating Results of Prior Programs

2. Please revise the Table III information for Primo Properties, LLC to reinsert "cash
    generated after cash distributions." In addition, please provide the allocation of
    the sources of the cash distributions. Also, please revise Table VI to reinsert the
    line items for purchase price, acquisition fee, other costs, and total.

3. In your response letter, please explain the gross revenues, profit on sales, and net
    income columns for the Home Investments LP properties in Table III. It is unclear
    how these amounts reconcile to the net income figures in Table IV.

For Comment 3 the following statement was added in Tables III and IV: *"In order to
reconcile Table III with Table IV the following must be taken into consideration. In 2006,
Gross Revenues is less $72,534 for 1131 Broadway Costs, an accounting variation. In
addition, Table III Gross Revenues, Profit on Sales and Net Income account for other
income such as rental income and overhead expenses that do not belong to a specific
property such as office, accounting, legal, etc. which are not relevant to Table IV."*

We appreciate your time. Please contact us with any questions or concerns. Our fax
number is 951-602-6049.

Sincerely,
/s/ David Utley
Paralegal to Jillian Ivey Sidoti
Counsel for EquityPoint, LLC Fund I Series and their Management
du/JIS

Lack of control by Members

The Members will have little or no control over the Company's day to day operations, and will be able to vote only on specified major decisions. If the Members are unhappy with the progress of the Manager, the Members can terminate the services of the Manager, but this will require a seventy five Percent (75%) vote.

Darrell Troyer and Matt Buckels, via the manager EquityPoint, LLC, have significant control over member matters, which will restrict the ability of minority Members to influence Company activities. The Managers hold 50% of the units as of the date of this Offering which gives them voting control over all matters submitted to a vote of Members, including the election of the Manager, amendments to our certificate of organization, Operating Agreement, and approval of significant corporate transactions. This consolidation of voting power could also have the effect of delaying, deterring or preventing a change in control of EquityPoint that might be beneficial to other Members.

Liabilities will be deemed limited to the series

This is a Series L.L.C. which may establish designated series of members, managers, limited liability company interests having separate rights, powers, or duties with respect to specified property or obligations of the limited liability powers company or profits and losses associated with specified property or obligations, and, to the extent provided in the limited liability company agreement, any such series may have a separate business purpose or investment objective and/or limitation on liabilities of such series in accordance with the provisions of 6 Del. C. Section 18-215. Notice is hereby given pursuant to 6 Del. C. Section 18-215 that debts, liabilities, and obligations incurred, contracted for, or otherwise existing with respect to a particular series of the LLC, shall be enforceable against the assets of such series only and not against the assets of the other series of the limited liability company..

The Company holds no real Suitability Standards in determining if investment in the securities offered in this Offering Statement are right for any particular investor.
Although the Company will require every investor to provide a subscription agreement to the Managers of the Company prior to their investment being accepted, the Company does not have any suitability standards for investors. The Company does reserve the right to reject subscription agreements if they feel that the individual investor may not be able to bear the risk of the investment. However, it is the sole responsibility of the individual

Narrative Summary of Sponsors Prior Performance

Home Investments was established in 2004 and participated in single family and multifamily residential housing investments. These were all non public, private transactions with no money raised other than that of the sponsors. In the most recent three year period seventeen properties located in the Midwest region were purchased at a cost of $932,189 including improvements. In this three year period fifteen properties were resold for $1,084,025. While these investments represent similar objectives as the Registrant no funds were used by outside investors. Major adverse business developments included properties not selling or renting as quickly as expected. Primo Properties was established in 2007 and purchased one multifamily property and one commercial mixed use property in the Midwest region of which both are still owned by the company. Total price including improvements is $567,000. These were both non public, private transactions with the only money raised other than that of the sponsors was three private investor loans totaling $40,000. Major adverse business developments included properties not selling or renting as quickly as expected and other improvements required to properties than originally anticipated.

The following tables represent the prior performance of the Registrant as discussed in the Narrative Summary.

Table I. Experience in Raising and Investing Funds

Home Investments LP Experience

No prior experience in raising and investing funds.

Primo Properties, LLC Experience

Dollar amount offered	$40,000
Dollar amount raised	100%
Offering expenses	0
Percent used for investment	100%
Purpose	private loan @ 8% interest rate
Date offering began	01/01/2007
Length of offering	12 months
Acquisition costs	
Prepaid items	$14,135
Down payment	$37,825
Total acquisition costs	$51,960
Percent leverage	4.29

(mortgage financing $223,040 divided by total acquisition cost $51,960)

Table II. Compensation to Sponsor

Home Investments LP Compensation

No compensation was paid to sponsor in regards to any offering

Primo Properties, LLC Compensation

No compensation was paid to sponsor in regards to any offering

Table III. Operating Results of Prior Programs

Home Investments LP Prior Performance

In order to reconcile Table III with Table IV the following must be taken into consideration. In 2006, Gross Revenues is less $72,534 for 1131 Broadway Costs, an accounting variation. In addition, Table III Gross Revenues, Profit on Sales and Net Income account for other income such as rental income and overhead expenses that do not belong to a specific property such as office, accounting, legal, etc. which are not relevant to Table IV.

	2006	2007	2008
Gross Revenues	$282,185	$511,719	$563,622
Profit on sale of properties	232,185	437,938	489,214
Less: Operating expenses	207,294	404,457	447,058
Interest expense	34,614	42,861	41,049
Net Income	40,277	64,401	75,515
Depreciation	7,800	9,459	10,799
Taxable Income	32,477	54,942	64,716
From operations	32,477	54,942	64,716
From gain on sale	0	0	0
Cash generated from operations	40,277	64,401	75,515
Less: Cash distributions to investors	34,911	63,171	74,684
Cash generated (deficiency) after cash distributions	5,366	1,230	831
Cash distributions to investor's source			
Investment income	34,911	63,171	74,684
Return of capital	0	0	0

Primo Properties, LLC Prior Performance

	2006	2007	2008
Gross Revenues		$53,703	$104,317
Profit on sale of properties		0	0
Less: Operating expenses		27,543	57,895
Interest expense		10,956	38,417
Net Income		15,204	8,005
Depreciation		6,501	15,010
Taxable Income		8,703	-7,004
From operations		8,703	-7,004
From gain on sale		0	0

Cash generated from operations	15,204	8,005
Less: Cash distributions to investors	13,659	7,099
Cash generated (deficiency) after cash distributions	1,545	906
Cash distributions to investor's source		
Investment income	13,659	7,099
Return of capital	40,000	0

Table IV Results from Previous Programs

Not Applicable

Table V. Sale or Disposals of Properties
Subject properties are from the most recent three years.
All properties are residential housing located in Vincennes, Indiana

Home Investments LP Sales

In order to reconcile Table III with Table IV the following must be taken into consideration. Table III Gross Revenues, Profit on Sales and Net Income account for other income such as rental income and overhead expenses that do not belong to a specific property such as office, accounting, legal, etc. which are not relevant to Table IV.

Primo Properties, LLC Sales
No properties have been sold or disposed of.

Table VI. Acquisition of Properties
Subject properties are from the most recent three years.
All properties are located in Vincennes, Indiana

Home Investments LP Acquisitions

Property	Units	Date of Purchase	Mortgage Financing	Purchase Price	Acquisition Fee	Other Costs	Total
818 Broadway	6	1/11/2006	64,000	35,000	0	29,839	64,839
301 E 9th	1	3/24/2006	38,000	25,000	0	6,052	31,052
1023 Barnett	1	4/7/2006	46,000	46,000	0	971	46,971
822 S. 15th	1	5/11/2006	40,000	19,500	0	14,323	33,823
506 Hart	4	7/20/2006	60,000	5,000	0	36,846	41,846

804 N. 7th	2	7/20/2006	45,000	20,000	0	16,391	36,391
108 Breckenridge	1	8/18/2006	37,900	22,900	0	12,203	35,103
257 Alden	1	9/13/2006	64,000	59,500	0	1,478	60,978
2282 Sievers	1	1/30/2007	75,000	75,000	0	9,992	84,992
1213 Ridgeway	1	4/6/2007	38,000	28,000	0	3,950	31,950
1629 Old Wheatland	1	6/29/2007	75,000	66,000	0	3,624	69,624
7854 E Catt	1	7/13/2007	85,500	80,000	0	16,726	96,726
406 Plumtree	1	1/15/2008	90,050	74,500	0	16,394	90,894
3378 St Rd 67	1	1/15/2008	56,000	35,000	0	18,895	53,895
604 12 1/2	1	3/28/2008	68,000	53,000	0	22,264	75,264
2500 Old 41	1	6/6/2008	92,000	86,000	0	16,439	102,439
1605 N. 12th	1	7/30/2008	52,318	37,818	0	12,399	50,217
Total	26		1,026,768	768,218	0	238,786	1,007,004

Primo Properties, LLC Acquisitions

Property	Units	Date of Purchase	Mortgage Financing	Purchase Price	Acquisition Fee	Other Costs	Total
Lafayette Townhomes	18	5/13/2007	365,000	275,000	0	137,913	412,913
1800 Washington Office	4	10/1/2007	90,000	36,000	0	63,693	99,693
Total	22		455,000	311,000	0	201,606	512,606

Investor to determine if they are able to bear the risks associated with purchasing the securities herein.

BUSINESS AND PROPERTIES

Executive Summary

EquityPoint, LLC Fund I series (also referred to as the "Company" or "EquityPoint") was formed as a new and different way for the small investor to invest in real estate, without all of the hassles involved in managing properties, and for a smaller investment than what is typically required for larger multi-family residential properties.

This business plan outlines the objective, focus, and implementation of this investment and the Company.

The management teams of Matt Buckels and Darrell Troyer, via EquityPoint, LLC, the parent LLC of Fund I series, have extensive experience in property management and rehabilitation and have owned investment property since 1996.

As properties are purchased EquityPoint plans on hiring property management company to manage the individual properties.

Overview

EquityPoint will streamline property acquisition and management. First, the Company will establish the proposed market sustainability by analyzing market trends, employment, and demographic characteristics. Second, EquityPoint will expedite the property acquisition process with its experienced personnel. Finally, the Company plans to provide superior management and customer service to retain tenants at each multi-family housing unit.

Acquisition: EquityPoint plans to exercise its property acquisition expertise to obtain 5 to10 properties with a total of 450 apartment units. The Company will investigate property acquisition opportunities in emerging markets regionally throughout the Midwest and nationally throughout the U.S.

EquityPoint will look for properties between 50 to 100 units that for some reason are underperforming. The primary reasons could include poor management, the need for repairs or the owners are tired of it and just want to move on.

Syndication: EquityPoint will offer shares in properties to outside investors that are looking to maximize their returns. This will be combined with financing from the sellers of the property and/or traditional bank financing to purchase the property.